Exhibit 25.05

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) |__|

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THE BANK OF NEW YORK MELLON
(Exact name of trustee as specified in its charter)

New York	13-5160382
(Jurisdiction of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)
One Wall Street, New York, New York	10286
(Address of principal executive offices)	(Zip code)

Legal Department
The Bank of New York Mellon
One Wall Street, 15th Floor
New York, New York 10286
(212) 635-1270
(Name, address and telephone number of agent for service)

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ATLANTIC CITY ELECTRIC COMPANY
(Exact name of obligor as specified in its charter)

New Jersey	21-0398280
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)
800 King Street, P.O. Box 231	
Wilmington, Delaware	19899
(Address of principal executive offices)	(Zip code)

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First Mortgage Bonds
(Title of the indenture securities)

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1. **General information. Furnish the following information as to the Trustee:**

   (a) **Name and address of each examining or supervising authority to which it is subject.**

Name	Address
Superintendent of Banks of the State of New York	One State Street New York, New York 10004-1417 and Albany, New York 12223
Federal Reserve Bank of New York	33 Liberty Street New York, New York 10045
Federal Deposit Insurance Corporation	Washington, District of Columbia 20429
New York Clearing House Association	New York, New York 10005

   (b) **Whether it is authorized to exercise corporate trust powers.**

   Yes.

2. **Affiliations with Obligor.**

   If the obligor is an affiliate of the trustee, describe each such affiliation.

   None.

16. **List of Exhibits.**

   Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

   1. A copy of the Organization Certificate of The Bank of New York Mellon (formerly known as The Bank of New York, itself formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152735).

4.   A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-154173).

6.   The consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152735).

7.   A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 16th day of September, 2010.

THE BANK OF NEW YORK MELLON

By: /S/   SHERMA THOMAS
      Name: SHERMA THOMAS
      Title: SENIOR ASSOCIATE

Exhibit 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business June 30, 2010, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

ASSETS	Dollar Amounts In Thousands
Cash and balances due from depository institutions:	
Noninterest-bearing balances and currency and coin	2,894,000
Interest-bearing balances	70,096,000
Securities:	
Held-to-maturity securities	3,740,000
Available-for-sale securities	47,179,000
Federal funds sold and securities purchased under agreements to resell:	
Federal funds sold in domestic offices	1,000
Securities purchased under agreements to resell	1,090,000
Loans and lease financing receivables:	
Loans and leases held for sale	22,000
Loans and leases, net of unearned income	25,167,000
LESS: Allowance for loan and lease losses	525,000
Loans and leases, net of unearned income and allowance	24,642,000
Trading assets	6,020,000
Premises and fixed assets (including capitalized leases)	1,025,000
Other real estate owned	6,000
Investments in unconsolidated subsidiaries and associated companies	883,000
Direct and indirect investments in real estate ventures	0
Intangible assets:	
Goodwill	4,897,000
Other intangible assets	1,403,000
Other assets	12,096,000
Total assets	175,994,000

LIABILITIES

Deposits:

In domestic offices	67,709,000
Noninterest-bearing	39,261,000
Interest-bearing	28,448,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	72,585,000
Noninterest-bearing	2,240,000
Interest-bearing	70,345,000
Federal funds purchased and securities sold under agreements to repurchase:	
Federal funds purchased in domestic offices	2,906,000
Securities sold under agreements to repurchase	12,000
Trading liabilities	7,528,000
Other borrowed money:	
(includes mortgage indebtedness and obligations under capitalized leases)	1,619,000
Not applicable	
Not applicable	
Subordinated notes and debentures	3,490,000
Other liabilities	5,096,000
Total liabilities	160,945,000

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,135,000
Surplus (exclude all surplus related to preferred stock)	8,545,000
Retained earnings	6,215,000
Accumulated other comprehensive income	-1,208,000
Other equity capital components	0
Total bank equity capital	14,687,000
Noncontrolling (minority) interests in consolidated subsidiaries	362,000
Total equity capital	15,049,000
Total liabilities and equity capital	175,994,000

I, Thomas P. Gibbons, Chief Financial Officer of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas P. Gibbons,
Chief Financial Officer

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Gerald L. Hassell
Robert P. Kelly
Catherine A. Rein

Directors